Exhibit 1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

North American Palladium Ltd. (the “Company”)

One University Avenue

Suite 402

Toronto, Ontario

M5J 2P1

Item 2	Date of Material Change

December 21, 2015.

Item 3	News Release

A news release with respect to the material change referred to in this report was issued by the Company on December 21, 2015 through the facilities of Marketwired and filed on the System for Electronic Document Analysis and Retrieval (SEDAR).

Item 4	Summary of Material Change

On December 21, 2015, the Company announced financings to fund working capital and capital expenditures for the Company’s Lac des Iles palladium mine (“LDI”) in northern Ontario comprised of: (a) an extension of the existing operating credit facility with The Bank of Nova Scotia until November 30, 2017; and (b) the closing of a US$25 million secured term loan (the “Term Loan”) from Brookfield Capital Partners Ltd. (“Brookfield”), the private equity group of Brookfield Asset Management Inc.

Item 5.1	Full Description of Material Change

On December 21, 2015, the Company announced financings to fund working capital and capital expenditures for LDI comprised of: (a) an extension of the existing operating credit facility with The Bank of Nova Scotia until November 30, 2017; and (b) the closing of the Term Loan from Brookfield.

Credit Facility

The Company extended its US$60 million revolving operating line of credit with The Bank of Nova Scotia by two additional years to November 30, 2017. The credit facility is secured by first priority security on the Company’s accounts receivables and inventories and second priority security on all other assets. The credit facility contains covenants typical of this type of facility including minimum EBITDA, senior debt to EBITDA ratios, and minimum current ratio.

Brookfield Financing

The Company also closed the Term Loan financing with Brookfield which bears interest at 10% per annum and is due December 31, 2016, with an option to extend for one additional year at the option of the Company. The Term Loan is secured by first priority security on the fixed assets and second priority security on accounts receivable and inventory. The Term Loan facility is available in two advances of which US$10 million is available immediately and US$15 million available until December 31, 2016. The Term Loan is prepayable at any time, in whole or in part, without penalty.

The Term Loan is a “related party transaction” as defined under Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”) as Brookfield owns and/or controls, directly or indirectly, in excess of 10% of the issued and outstanding common shares of the Company and is therefore a “related party”. However, the Term Loan is exempt from the valuation and minority shareholder approval requirements of MI 61-101 as the fair market value of the transaction does not exceed 25% of the Company’s market capitalization calculated in accordance with MI 61-101.

The Term Loan and all matters related thereto were reviewed and approved separately by the independent directors in conjunction with approval by the board of directors of the Company, and no contrary views or material disagreements were raised by any director of the Company. This material change report is being filed less than 21 days before the date of the completion of the Term Loan, which in the Company’s view is both reasonable and necessary in the circumstances as the terms of the Term Loan were settled and approved by just prior to the announcement of the Term Loan on December 21, 2015.

Item 5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

This report is not being filed on a confidential basis.

Item 7	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8	Executive Officer

Christine Napierala

Interim Vice President, Finance & CFO

(807) 622-8833 Ext. 3002

Item 9	Date of Report

December 30, 2015.